American International Group, Inc.

175 Water Street

New York, New York 10038

November 6, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American International Group, Inc. (“AIG”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which was filed with the Securities and Exchange Commission on November 2, 2018. The disclosure is related to certain activities of Validus Holdings, Ltd. and its subsidiaries (“Validus”). AIG acquired Validus on July 18, 2018.

Very truly yours,

American International Group, Inc.

By:	/s/ James J. Killerlane III
	Name:	James J. Killerlane III
	Title:	Assistant Secretary